
Night Wise
A Science-Backed
Supplement for
Healthy, Deep
Sleep
Night Wise

INVEST IN **NIGHTWISE LLC**

A Science-Backed Supplement for Healthy, Deep Sleep

nightwise.com Atlanta, GA Ecommerce Consumer Goods Health & Fitness

Highlights

1. NightWise® addresses a major problem: 60% worldwide report not getting enough quality sleep.

2. Our solution is backed by science and protected by our patented Intelligent Release Technology®.

3. $225,000+ in e-commerce revenue shows strong demand for our product.

4. Our team, with decades of experience from Coca-Cola, Solaray, and Nature's Way, drives our growth.

5. Market Opportunity: The global sleep market is projected to reach $106 billion by 2026.

6. Beyond our core sleep solution, we're adding Sleep + Menopause and Sleep + Prostate Support.

7. NightWise® is rolling out to 20% of top chains in 6-12 months, expanding to 50% in 24 months.

Featured Investor



Richard Raley

Invested $5,000

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Syndicate Lead

Experienced Chief Executive Officer with a demonstrated history of working in the Investment Management industry.

"With over four decades in the investment world, I've built a career on identifying and supporting transformative startups. NightWise stands out as an exceptional opportunity —tackling the widespread and growing need for quality sleep with a science-backed, innovative approach. In a fast-paced world, sleep health is more critical than ever, and NightWise addresses this with impressive vision and dedication. I've personally experienced the benefits of NightWise, and I have great respect for the ..."

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Our Team



Danny Rinaldi Founder & CEO

As an entrepreneur, Danny has transformed early-stage startups into multi-million-dollar brands. Featured in "The Millionaire Mind," the Wall Street Journal, and The Atlanta Journal, Danny's leadership and business acumen propel NightWise forward.



Scott Forsberg Chief Innovation Officer

With 30 years in health-centric products, Scott has a proven track record of driving company success. His strategic vision and leadership in leveraging technology have been pivotal in various C-suite and board roles in the healthcare industry.



Ed Klein Chief Marketing Officer

Ed brings over 30 years of marketing expertise, having served as a VP Marketing at Coca-Cola and principal of two independent ad agencies. His strategic vision and leadership were instrumental in developing and launching the NightWise brand.



Steve Gross Chief Financial Officer

As co-founder of HLB Gross Collins, PC, Steve brings unparalleled expertise to NightWise. His strategic role on the Franklin Templeton Independent Board and financial acumen strengthen our financial strategy and inspire investor confidence.

The Sleep Revolution Has Arrived....

...and the world is ready for it.

According to the National Sleep Foundation, up to 90 million Americans struggle to achieve a good night's sleep. With increasing awareness of sleep's vital role in our health, more people are committed to improving

their sleep quality.


The Sleep Revolution Has Arrived
NightWise
90 million Americans struggle to get a good night's sleep. NightWise can help.

Frequent business trips left our founder, Danny Rinaldi, constantly battling sleep deprivation. Realizing how widespread this struggle was, he set out to create a real solution. In his own basement, Danny personally bottled the first 1,000 bottles of NightWise® on a Saturday, driven by the belief that a better night's sleep shouldn't come with grogginess or dependency.

Despite the universal need for sleep, the sleep aid market has seen little innovation over the past 75 years. Partnering with Scott Forsberg—a leading nutraceutical scientist and former executive at major supplement companies like Nature's Way and Solaray—they developed NightWise®: multi-ingredient, advanced, controlled-release, drug-free, non-habit-forming sleep solution designed to align with the body's natural sleep rhythms.




innovation in
sleep aids –
until now.
1950
1975
2000
2024

Backed by Science: NightWise®'s Intelligent Release Technology®

NightWise® is the sleep aid designed to work with your body's natural sleep rhythms, promoting uninterrupted sleep that balances REM and deep sleep cycles for optimal rest.

Our patented Intelligent Release Technology® gradually releases scientifically-backed ingredients, ensuring healthy, deep sleep without morning grogginess or dependency. Safe and non-habit forming, NightWise® can be used nightly or as needed to support consistent, healthy sleep patterns.

Each batch undergoes third-party testing to ensure purity, safety, and quality, so you can trust that what's on the label is exactly what's in the capsules.

With just one capsule before bed, NightWise® starts working from the first use, enhancing your sleep environment naturally and effectively.


PHASE: 01
Quick-Release Activation
Within minutes, the quick-release layer delivers


Magnesium, L-Tryptophan, Casein Decapeptide, and Melatonin to promote relaxation and ease the transition to sleep.
PHASE: 02
Control-Layer Activates
For the next 2-2.5 hours, the ingredients enter a controlled phase, during which the beads gradually absorb water, preparing for the next ingredient release.
PHASE: 03
Burst-Release Activation
Over the following 4 hours, the beads release Hops, Valerian Root, Lemon Balm, Magnolia, and additional Melatonin, helping to sustain sleep and minimize interruptions.

Helping Thousands Get Better Sleep Without Traditional Pharmaceutical Sleep Aids

Our customers love NightWise®, and their testimonials highlight the profound impact the product has had on their lives. NightWise® offers millions of people a viable alternative to the side effects and risks of traditional sleep aids -which can include addiction, loss of efficacy and memory impairment.


Candace C.
★★★★★
This product is wonderful! I have trouble staying asleep and this product works very well! Thank you Night Wise for developing such an amazing product!
Marilyn C.
★★★★★
Two capsules at night as directed works better than Melatonin
Tim O.
★★★★★
I have struggled sleeping and used Ambien in the past, but disliked the Ambien
Marvy M.


What a smooth and natural way to get sound sleep. Ordering my refill now!
hangover when I wake up in the morning. NightWise Extra Strength puts me in a gentle sleep, which I can sleep a solid 8-hours and wake up fresh and alert. The best part is waking up alert and not yawning during the day. Amazing! Thank you NightWise!
Derrell P.
Helps sleep through the night and not wake up!
Tamari H.
Amazing! Truly Amazing!
Jim
Works good.
Night Wise
Targeted Release Sleep Formula
Dietary Supplement 60 Capsules

Revenue & Market Traction

Following meticulous market research and product development, we soft-launched a D2C e-commerce platform to bring NightWise® to an audience looking for improved sleep. NightWise® stood out among its competitors in the sleep aid market, generating over $228,000 in cumulative sales in 2024, an indicator of our strong product-market fit and potential for exponential growth.


CUMULATIVE SALES GROWTH BY YEAR
$36,719
$66,017
$160,064
$228,639
2021
2022
2023
2024
Night Wise

The figures shown represent cumulative sales from inception through each year listed.

Compelling Unit Economics

By shifting from a pharmaceutical-based manufacturer to a specialized dietary supplement partner, we've achieved a **61% reduction in Cost of Goods Sold (COGS)**. This strategic move allows us to deliver a high-quality, patented sleep solution at a **competitive price**—lowering our retail price from $48 to under $20 per bottle. This cost efficiency, combined with product differentiation, has strengthened our competitive position across retail and online markets, driving growth and accessibility.


$9.00
61% COGS REDUCTION
$3.50
BEFORE
AFTER
Night Wise

Strategic Expansion and Future Growth

The market opportunity for NightWise® is vast and ripe for disruption. The global sleep market is projected to grow at a compounded annual growth rate (CAGR) of 6.8% through 2026, reaching a staggering $106 billion. Specifically, the over-the-counter sleep market in multi-unit retail outlets (MULO) is set to nearly double, approaching $2 billion by 2026.


$64B
Global Sleep Market
$1.1B
Total US Multi Outlet Sleep Aids
2019
6.8% CAGR
8.1% CAGR
$106B
Global Sleep Market
$1.9B
Total US Multi Outlet Sleep Aids
2026

New Product Lines

At NightWise®, we're passionate about transforming sleep experiences for everyone. As a company at the forefront of the sleep health industry, we draw from deep consumer insights and our proven direct-to-consumer success to consistently introduce groundbreaking products. Our flagship NightWise® Sleep Formula, powered by our patented Intelligent Release Technology®, exemplifies this commitment to innovation. This superior formula promotes deep, healthy sleep and energized mornings. Along with our refreshed visual identity, NightWise® stands out on retail shelves, creating a powerful presence that reinforces our market leadership as we expand into retail.

Recognizing high-growth opportunities in the sleep market, we're excited to launch two new targeted products: NightWise® Sleep + Menopause Night Relief, designed to ease hot flashes and night sweats for women, and NightWise® Sleep + Prostate Night Support, crafted to minimize nighttime awakenings for men. These drug-free, science-backed innovations reflect our dedication to addressing the root causes of sleep challenges. By consistently leading with transformative solutions, NightWise® continues to reshape the sleep health industry.


NEW
NEW
Night Wise
ADVANCED CONTROLLED RELEASE
SLEEP FORMULA
NightWise Plus Prostate Night Support
NightWise Seep Formula
NightWise Plus Menopause Night Relief

Nationwide Retail Expansion

NightWise® is entering a major growth phase, evolving from e-commerce to a multi-channel brand with a strong retail presence. With the over-the-counter sleep aid market projected to reach $1.9 billion by 2026, NightWise® is positioned to capture a significant share by targeting high-demand retailers like CVS, Walgreens, Walmart, Target, Kroger, and Albertsons.

Since partnering with Market Solutions—a top retail brokerage firm with 30+ experienced professionals—we're launching a controlled phased-in retail rollout. Our strategic entry will establish a foundation for long-term growth, aiming to capture 1% of the market (~$19M in revenue) by 2026, 2% ($40M) by 2027, and 3% ($57M) by 2028.


Projected
Market Share
~$57M
$40M
3%


BUILDING MOMENTUM FOR SUSTAINABLE MARKET EXPANSION
NightWise
$19M
1%
2%
2026
2027
2028

Our goal is to efficiently reach 20% of top chains in the next 6-12 months, expanding into 50% of Drug, Food, Mass Merchant, and Dollar Store channels over 24 months. Each dollar invested directly accelerates this expansion, secures new retail partnerships, and builds NightWise® into a leading name in sleep health, maximizing return potential.

Future projections are not guaranteed.


Milestones in Retail Reach
EXPAND INTO 50% OF CHANNELS
DRUG
MASS MERCHANT
FOOD
DOLLAR STORE
Night Wise
6-12 MONTHS
24 MONTHS
REACH 20% OF TOP CHAINS
EACH PHASE ACCELERATES BRAND VISIBILITY AND PRODUCT
Night Wise
ADVANCED CONTROLLED RELEASE
SLEEP FORMULA
28 VEGAN CAPSULES

NightWise® is Poised for Massive Growth: $600,000 Needed to Revolutionize Sleep Health

Our early traction attracted a friends and family round from investors who believed in our vision. This investment, along with over $1M+

bootstrapped by our founders brought us to this critical moment in our growth.

We're raising $600,000 to fund our retail expansion into a small number of early stores and launch two targeted products, NightWise® Sleep Plus Menopause Night Relief and Prostate Night Support. This will allow us to capture a larger market share and strengthen NightWise®'s position as a leader in sleep health.



Use of Proceeds Percentage
$600,000
CUSTOMER ACQUISITION AND BRAND BUILDING: 54%
$324,000
OPERATIONAL SCALING AND INFRASTRUCTURE: 20%
$120,000
PRODUCT INVENTORY AND SUPPLY CHAIN: 11%
$66,000
PROFESSIONAL SERVICES: 7.5%
$45,000
WEFUNDER FEE: 7.5%
$45,000

By investing in NightWise®, you join a mission to bring healthy, deep sleep solutions to millions.



NightWise®
Invest in NightWise® today
and join a mission to bring healthy, deep sleep solutions to
Night Wise®


millions

Investor Perks

NightWise®

INVESTMENT LEVEL	FREE SUBSCRIPTION MONTHS
$250 - $499	FREE BOTTLE OF NIGHTWISE
$500 - $999	1 MONTH
$1,000 - $2,499	3 MONTH
$2,500 - $4,999	6 MONTH
$5,000 - $9,999	12 MONTH
$10,000 - $19,999	18 MONTH
$20,000+	24 MONTH


NightWise®
ADVANCED CONTROLLED RELEASE
SLEEP FORMULA
Promotes A Healthy Night's Sleep
28 VEGAN CAPSULES
Dietary Supplement

Every investment includes a FREE bottle of NightWise, redeemable with a unique discount code on nightwise.com, tailored to match the investment amount.